October 23, 2017

VIA EDGAR CORRESPONDENCE

Erin E. Martin, Special Counsel

David Lin, Staff Attorney

Michael Henderson, Staff Accountant

Robert Klein, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Hexindai Inc. (CIK No. 0001702318)
Registration Statement on Form 8-A (Registration No. 001-38245)

Dear Ladies and Gentlemen:

Reference is made to the request to accelerate the effectiveness of the Registration Statement on Form F-1 (Registration No. 333-220720) and the Registration Statement on Form 8-A (Registration Statement No. 001-38245) submitted by Hexindai Inc. (the “Company”) to the Securities and Exchange Commission (the “Commission”) on October 20, 2017.

The Company has applied to list its American depositary shares representing its ordinary shares on the NASDAQ Global Market under the symbol “HX.” The Company hereby clarifies with the Commission that it requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the American depositary shares representing ordinary shares of the Company, be declared effective upon the later of the receipt by the Commission of the certification from the NASDAQ Global Market LLC or effectiveness of the Registration Statement on Form F-1 (Registration No. 333-220720).

Sincerely yours,
/s/ Zhou Xinming
Name: Zhou Xinming
Title: Chief Executive Officer and Director

Enclosures

CC: Stephanie Tang, Partner, Shearman & Sterling